UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building

No. 1 Shangdi East Road

Haidian District, Beijing 100085

People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/S/ KELVIN WING KEE LAU
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: May 7, 2010

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES CHANGE OF BOARD OF DIRECTORS

Beijing China (May 7, 2010) - Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that Mr. Ge Song, a director of the Company, has stepped down from his position as a member of the Company’s board of directors effective today. He plans to focus on other professional commitments.

“We would like to thank Mr. Song for his contributions to Perfect World,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “I and the rest of the Board would like to take this opportunity to express our sincere gratitude to Mr. Song and wish him the best in his pursuit of his other professional commitments.”

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently introduce popular games that are designed to cater to changing customer preferences and market trends promptly. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals” and “Fantasy Zhu Xian;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operations in North America and Japan. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +86-10-5971-2001

Fax: +86-10-5971-2001

Email: rhu@christensenir.com

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